Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

October 17, 2018

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

RE:	Northern Funds (811-08236)

    Sarbanes-Oxley Review

Dear Ms. Hamilton:

The following responds to the SEC Staff’s comments that you provided by telephone on September 18, 2018 regarding the review of the N-CSR filed by Northern Funds (the “Trust”, and each series thereof, a “Fund”) for its fiscal year ended March 31, 2018.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response.

1.      Comment: The Northern Short-Intermediate U.S. Government Fund (the “Short-Intermediate Fund”) has exposure to derivatives at March 31, 2018. Management’s Discussion of Fund Performance (“MDFP”) for the Short-Intermediate Fund does not discuss the effect of derivatives on performance. If performance was materially affected by the derivatives exposure, there should be discussion in the MDFP of the impact. Please explain why discussion regarding the impact of the derivatives exposure was not included in the MDFP.

Response: In preparing the MDFP of the Short-Intermediate Fund, Fund management assessed and addressed factors that materially affected the Fund’s performance during the fiscal year. Exposure to derivatives is not discussed in the MDFP because such exposure was not deemed to have materially affected the Fund’s performance. The Trust acknowledges that if a Fund’s performance is materially affected by derivatives exposure, there is to be discussion regarding the impact of the exposure in the Fund’s MDFP.

2.      Comment: In the Schedule of Investments of the Active M Emerging Markets Equity Fund, please disclose the class of shares held of other registered funds, as part of the title of issue. This also applies to other Funds, as applicable. Please see Regulation S-X, Article 12-12.

Response: Agreed. The Trust will add the class of shares of other registered investment companies, as part of the title of issue, in the Funds’ schedules of investments, as applicable, going forward.

3.      Comment: The Active M International Equity Fund has foreign tax reclaims of approximately 31 basis points at March 31, 2018 year-end. Please explain in correspondence, what country or countries these receivables relate to and how long the reclaims have been outstanding. Please also provide this information for the Multi-Manager Global Real Estate Fund.

Response:    The tables below disclose the countries and years of the outstanding foreign tax reclaims as of March 31, 2018.

ACTIVE M INTERNATIONAL EQUITY FUND

Reclaims Receivable

Country	Periods Outstanding
Austria	2012 - 2017
Belgium	2013 - 2018
Canada	2013 - 2017
Czech Republic	2016 - 2017
Denmark	2016 - 2018
France	2017 - 2018
Germany	2013 - 2018
Japan	2014 - 2018
Portugal	2016 - 2017
South Africa	2018
Spain	2017 - 2018
Switzerland	2015 - 2018
United Kingdom	2018

MULTI-MANAGER GLOBAL REAL ESTATE FUND

Reclaims Receivable

Country	Periods Outstanding
France	2018
Germany	2017 - 2018
Japan	2014 - 2018
Spain	2016
United Kingdom	2014 - 2018

4.      Comment: With respect to the Northern Global Tactical Asset Allocation Fund, please confirm that the distribution of realized gains, if any, of the investment companies in which the Fund is invested are disclosed separately. See Regulation S-X 6-07.7(b).

Response: The Trust so confirms.

Regards,

/s/ Veena K. Jain

Veena K. Jain

Copy to:	Peter K. Ewing
Jose Del Real
Diana E. McCarthy

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